SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           Notification of Late Filing
                        Commission File Number 000-22673

(Check one):   (  ) Form 10-K    (  ) Form 11-K    (  ) Form 20-F  (X) Form 10-Q
               (  ) Form N-SAR

For period ended:        September 30, 1999

( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Schick Technologies, Inc.
Full name of registrant

Former name if applicable

31-00 47th Avenue
Address of principal executive office (Street and Number)

Long Island City, New York 11101
City, State and Zip Code

PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
|_| be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date, and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant's Form 10-Q for the quarter ended September 30, 1999 cannot be filed within the prescribed time period. To date, the registrant has been unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 1999 and its Form 10-Q for the quarter ended June 30, 1999; its financial statement for the quarter ended September 30, 1999 cannot be accurately compiled before its year-end results and financial statement for the quarter ended June 30, 1999 are finalized.

The registrant previously disclosed the delay in filing its Annual Report on Form 10-K for the year ended March 31, 1999, as disclosed in registrant's Form 12b-25 dated June 30, 1999. This delay has been further affected by the following: As previously disclosed in registrant's Form 8-K dated September 24, 1999, as of September 17, 1999, the registrant retained Grant Thornton LLP as its new independent certified public accountants. This followed the resignation of PricewaterhouseCoopers LLP as the Company's independent certified public accountants on August 25, 1999, as previously disclosed in registrant's Form 8-K dated September 1, 1999. The registrant's year-end audit is currently being performed by Grant Thornton. In addition, as previously disclosed in registrant's Form 8-K dated September 1, 1999, the registrant's financial statements for the first, second and third quarters of fiscal 1999 are being restated from those previously announced by the registrant in February 1999.

Once the audit process and the restatement of the registrant's financial statements for the first, second and third quarters of fiscal 1999 are completed, the registrant intends to promptly file its Annual Report on Form 10-K for the year ended March 31, 1999 and will file its Forms 10-Q for the quarters ended June 30, 1999 and September 30, 1999 as soon thereafter as practicable. However, the registrant does not expect to be able to file its Form 10-Q for the quarter ended September 30, 1999 prior to the time period indicated in paragraph (b) of Part II of this Form 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

David B. Schick            (718) 937-5765
(Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  ( ) Yes (x) No

     Registrant has not yet filed its Annual Report on Form 10-K for the year ended March 31, 1999 or its Form 10-Q for the quarter ended June 30, 1999.

Note: Registrant intends to file its Forms 10-Q/A for the quarters ended June 30, 1998, September 30, 1998 and December 31, 1998 contemporaneously with or shortly after its Annual Report on Form 10-K for the year ended March 31, 1999 is filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  (x) Yes ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates reporting a net loss for the quarter ended September 30, 1999. The registrant is unable to provide an explanation of any anticipated change inasmuch as it intends, as previoulsy disclosed in registrant's Form 8-K dated September 1, 1999, to restate its financial statements for the comparable quarter of the preceding year, but has not yet done so.

                            SCHICK TECHNOLOGIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    November 16, 1999              By: /s/ David B. Schick
                                            -------------------------------
                                            David B. Schick, President &
                                            Chief Executive Officer